Exhibit 99.(h)(3)

AMENDMENT TO FEE WAIVER AGREEMENT

EULAV Asset Management (the “Adviser”) and EULAV Securities LLC (the “Distributor”) each agree to amend the Fee Waiver Agreement, dated June 21, 2012, with respect to Value Line Core Bond Fund (formerly, Value Line Aggressive Income Trust, and referred to herein as the “Fund”), effective February 1, 2013, to extend and clarify the fee waiver with respect to the Fund as follows.

The Agreement is hereby amended solely with respect to the Fund by replacing the first paragraph with the following:

Value Line Core Bond Fund: The Adviser waives a portion of the advisory fee in an amount equal to that necessary to reduce the advisory fee rate payable by the Fund to an annual rate of 40 basis points with respect to the first $100 million of the Fund’s average daily net assets. The Distributor waives .05% of the Rule 12b-1 fee payable by the Fund. The Adviser and the Distributor respectively agree that such waivers can only be terminated before June 30, 2014 with the consent of the Board of Trustees of the Fund.

Dated this 13th day of December, 2012

On behalf of the Distributor and the Adviser,

/s/ Mitchell E. Appel
Mitchell E. Appel, President EULAV Asset Management EULAV Securities LLC
Received:

/s/ Emily Washington
Emily Washington, Treasurer Value Line Mutual Funds